BEDFORD HOLDINGS, INC.
148 Central Avenue
OLD TAPPAN, NJ
(201) 750-7730

April 15, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-03 05

Re: Bedford Holdings, Inc. Form 10SB12G Accession No. 0001162327-03-000012 filed April 14, 2003

Gentlemen:

We are withdrawing the filing referred to above. That filing was intended to be filed as a Form 10KSB, and was incorrectly designated. We subsequently filed our Annual Report on Form 10KSB under the proper designation.

Sincerely,

/s/ Leon Zapoll
Leon Zapoll, President